Exhibit 99.3

Unaudited Interim Consolidated Financial Statements of

HELIX BIOPHARMA CORP.

For the three and six months ended January 31, 2009 and 2008

Helix BioPharma Corp.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	January 31, 2009 (unaudited)	January 31, 2009
Assets
Current assets
Cash and cash equivalents	$23,636	$19,057
Accounts receivable	606	349
Inventory	700	458
Prepaid and other expenses	164	446
	25,106	20,310

Investments	16	95
Capital assets	1,098	1,151
Intangible assets	104	110
	$26,324	$21,666
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$1,752	$598
Accrued liabilities	412	546
	2,164	1,144

Shareholders’ equity (note 4)	24,160	20,522
Contingent liability (note 8)
Subsequent event (note 11)
	$26,324	$21,666

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Revenue
Product revenue	$740	$652	$1,661	$1,406
License fees and royalties	123	139	321	270
	863	791	1,982	1,676
Expenses
Cost of sales	338	269	785	582
Research and development	2,734	1,109	4,502	1,989
Operating, general and administration	1,440	1,165	2,623	2,380
Amortization of intangible assets	3	3	6	10
Amortization of capital assets	63	63	127	129
Stock-based compensation	631	12	631	24
Interest income, net	(100)	(181)	(305)	(285)
Foreign exchange (gain)	(18)	(153)	132	(45)
	5,091	2,287	8,501	4,784
Loss before income taxes	(4,228)	(1,496)	(6,519)	(3,108)
Income taxes	24	30	54	62
Net loss for the period	$(4,252)	$(1,526)	$(6,573)	$(3,170)
Loss per share
Basic and diluted	$(0.08)	$(0.04)	$(0.13)	$(0.08)
Weighted average number of common shares used in the calculation of basic and diluted loss per share	53,157,335	41,027,944	50,847,074	38,681,639

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)
 (In thousands of Canadian dollars)

	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008

Comprehensive income (note 3):
Net loss for the period	$(4,252)	$(1,526)	$(6,573)	$(3,170)

Other comprehensive income / (loss), net of income taxes: Increase / (decrease) in fair value of available-for -sale investments	(19)	(17)	(79)	(1)

Total comprehensive income	$(4,271)	$(1,543)	$(6,652)	$(3,171)

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Deficit
 (In thousands of Canadian dollars)

	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008

Deficit, beginning of period	$(61,013)	$(53,372)	$(58,692)	$(51,728)

Net loss for the period	(4,252)	(1,526)	(6,573)	(3,170)

Deficit, end of period	$(65,265)	$(54,898)	$(65,265)	$(54,898)

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Unaudited Interim Consolidated Statements of Cash Flows
 (In thousands of Canadian dollars)

	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Cash provided by (used in)
Operating activities
Net loss for the period	$(4,252)	$(1,526)	$(6,573)	$(3,170)
Items not involving cash
Amortization of capital assets	63	63	127	129
Amortization of intangible assets	3	3	6	10
Stock-based compensation	631	12	631	24
Foreign exchange loss / (gain)	(18)	(153)	132	(45)
Change in non-cash working capital
Accounts receivable	(106)	159	(257)	282
Inventory	(179)	(82)	(242)	(135)
Prepaid and other expenses	58	53	282	110
Accounts payable	780	188	1,154	358
Accrued liabilities	(236)	210	(134)	(279)
	(3,256)	(1,073)	$(4,874)	$(2,716)
Financing activities
Proceeds from issue of common shares and warrants, net of issue costs	–	14,614	9,659	14,614
	–	14,614	9,659	14,614
Investing activities
Redemption of short-term investments, net	–	–	–	–
Purchase of capital assets	(37)	(9)	(74)	(59)
	(37)	(9)	(74)	(59)
Effect of exchange rate changes on cash and cash equivalents	18	153	(132)	45
Increase (decrease) in cash and cash equivalents	(3,275)	13,685	4,579	11,884
Cash and cash equivalents, beginning of period	26,911	9,578	19,057	11,379
Cash and cash equivalents, end of period	$23,636	$23,263	$23,636	$23,263
Supplemental cash flow information
Interest received	$102	$183	$309	$287
Interest paid	–	–	14	–
Income taxes paid	–	–	–	–

See accompanying notes to unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1.         Operations
Helix BioPharma Corp.’s (the Company”) principal business activities are focused on biopharmaceuticals, primarily in the areas of cancer prevention and treatment.  In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities.  The Company has funded its research and development activities through the issuance of common shares and warrants and limited commercial activities.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis.  It is not possible to predict the outcome of future research and development activities or the financing thereof.

2.         Basis of presentation
These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements with a reconciliation to accounting principles generally accepted in the United States disclosed in note 13 to the annual audited consolidated financial statements for the year ended July 31, 2008, and do not include all the information required for complete financial statements.  They are consistent with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended July 31, 2008, with the exception of the changes outlined in note 3.  These unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2008.  When necessary, these unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgements of management.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

These unaudited interim consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly-owned subsidiaries and all inter-company transactions are eliminated upon consolidation.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize assets and discharge its liabilities in the normal course of operations.  Taking into consideration the cash and cash equivalents balance as at January 31, 2009 of these unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

3.	Accounting policies
a) Changes in accounting policies
These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2008, except for the following new accounting pronouncements, which have been adopted effective August 1, 2008.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

General standards on financial statement presentation:
On August 1, 2008, the Company adopted the amendments of the Canadian Institute of Chartered Accountant’s Handbook Section 1400, which includes requirements to assess and disclose an entity’s ability to continue as going concern.  The adoption of this change did not have an impact on the Company’s interim consolidated financial statements.

Capital Disclosure:
On August 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountant’s Handbook Section 1535, Capital Disclosures.  Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance.  This section did not have a material effect on the Company’s unaudited interim consolidated financial statements.  The Company has included disclosures recommended by Section 1535 in note 9 of these unaudited consolidated financial statements.

Inventories:
On August 1, 2008, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 3031, Inventories.  This standard introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories.  Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.  The Company’s cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  This section did not have a material impact on the Company’s unaudited interim consolidated financial statements.

Financial Instruments:
On August 1, 2008, the Company adopted two new Canadian Institute of Chartered Accountant’s Handbook standards; Section 3862 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.  Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation.  The new Disclosure standards increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed.  The adoption of these Sections did not have a material effect on the Company’s unaudited interim consolidated financial statements.  The new disclosure requirements pertaining to these Sections are contained in note 10 of these unaudited consolidated financial statements.

b) Accounting policy issued by not yet adopted:

International financial reporting standards:
The Canadian Institute of Chartered Accountant’s plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s consolidated financial statements has not yet been determined and management is working on a plan towards conversion to IFRS in accordance with the timelines required.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4.	Shareholders' equity

	Common shares		Share purchase warrants					Accumulated other	Total
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	comprehensive income	Shareholders’ equity
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$3,231	$3,925	$(58,692)	$94	$20,522
Net loss for the period	–	–	–	–	–	–	(2,321)	–	(2,321)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(60)	(60)
Common stock, issued	9,612	6,800,000	–	–	–	–	–	–	9,612
Stock-based compensation	–	–	–	–	–	–	–	–	–
Warrants, issued	–	–	47	3,400,000	–	–	–	–	47
Stock options expired, unexercised	–	–	–	–	(537)	537	–	–	–
Balances, October 31, 2008	$81,576	53,175,335	$47	3,400,000	$2,694	$4,462	$(61,013)	$34	27,800
Net loss for the period	–	–	–	–	–	–	(4,252)	–	(4,252)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(19)	(19)
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	631	–	–	–	631
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	(161)	161	–	–	–
Balances, January 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,164	$4,623	$(65,265)	$15	$24,160

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

	Common shares		Share purchase warrants					Accumulated other	Total
	Amount	Number of shares	Amount	Number of warrants	Stock options	Contributed surplus	Deficit	comprehensive income	Shareholders’ equity
Balances, July 31, 2007
As previously reported	$57,350	36,335,335	$1,517	9,145,609	$3,635	$1,960	$(51,728)	$–	$12,734
Change in accounting policy related to financial instruments	–	–	–	–	–	–	–	148	148
As revised	57,350	36,335,335	1,517	9,145,609	3,635	1,960	(51,728)	148	12,882
Net loss for the period	–	–	–	–	–	–	(1,644)	–	(1,644)
Other comprehensive income (loss)	–	–	–	–	–	–	–	16	16
Common stock, issued	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	12	–	–	–	12
Warrants, issued	–	–	–	–	–	–	–	–	–
Stock options expired, unexercised	–	–	–	–	–	–	–	–	–
Balances, October 31, 2007	$57,350	36,335,335	$1,517	9,145,609	$3,647	$1,960	$(53,372)	$164	$11,266
Net loss for the period	–	–	–	–	–	–	(1,526)	–	(1,526)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(17)	(17)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Stock-based compensation	–	–	–	–	12	–	–	–	12
Warrants, issued	–	–	–	–	–	–	–	–	–
Balances, January 31, 2008	$71,964	46,375,335	$1,517	9,145,609	$3,659	$1,960	$(54,898)	$147	$24,349

5.     Share capital
(a)    Preferred shares:
(i)	Authorized 10,000,000 preferred shares.
(ii)	Nil preferred shares issued and outstanding.

(b)    Common shares, share purchase warrants and contributed surplus
(i)	Authorized unlimited common shares without par value.
(ii)	Issued and outstanding:

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock.  Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

(c)    Stock options:

(i)  The Company’s shareholders adopted a new stock option plan at the annual general meeting held on December 16, 2008 reserving up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services.  Based on the Company’s current issued and outstanding common shares, options to purchase up to 5,317,533 common shares may be granted under the plan.  As at January 31, 2009, options to purchase a total of 3,675,500 shares have been issued and are outstanding under the plan.  Options are granted at the fair market value of the Company’s stock at the grant date, vesting at the discretion of the Board, and may have terms of up to 10 years.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(ii)	Issued and outstanding:

	For the six months ended January 31, 2009		For the fiscal year ended July 31, 2008
	Number	Weighted average exercise price per share	Number	Weighted average exercise price per share
Outstanding, beginning of period	2,030,500	$2.45	3,272,500	$3.41
Issued, during the period	2,070,000	1.68	–	–
Expired unexercised, during the period	(425,000)	2.65	(1,242,500)	5.01
Outstanding, end of period	3,675,500	$2.01	2,030,500	$2.45
Exercisable, end of period	2,123,000	$2.24	2,030,500	$2.45

(iii)	Stock-based compensation:
On December 17, 2008 the Company issued 2,070,000 options to purchase common stock with an exercise price of $1.68.  The options have a vesting period where 25% of the options granted vest immediately and the remainder vesting at 25% on each anniversary date of the day of grant.  All the options granted on December 17, 2008 would be fully vested by December 17, 2011.  No options were issued during the six month period ended January 31, 2008.  Stock based compensation expense for the three and six month periods ended January 31, 2008 and 2007 totalled $nil and $12,000, respectively. The stock based compensation expense for the three and nine month periods ended January 31, 2008 relates to stock options granted on June 30, 2005 which were being expensed over their vesting period.  The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date.

(iv)	Stock option fair value assumptions
The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Risk free interest rate	2.44%	4.16%	2.44%	4.16%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	64.30%	92.00%	64.30%	92.00%
Expected life of options	8 years	5 years	8 years	5 years

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

6.         Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

For the three and six month periods ended January 31, 2009, the Company paid $95,000 and $195,000 respectively, (2008 – $64,000 and $125,000), to Cawkell Brodie Glaister LLP, legal counsel to the Company.  A director of the Company is a partner of Cawkell Brodie Glaister LLP.

For the three and six month periods ended January 31, 2009, the Company paid $24,000 and $60,000 respectively, (2008 – $nil and $nil), to Chesapeake Biological Laboratories Inc (“CBL”).  On October 8, 2008, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with CBL.  CBL is a wholly owned subsidiary of Cangene Corporation.  Cangene Corporate is controlled by the Apotex Group which includes Apotex Inc.  A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc.

The Company had the following related party transactions:
	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Professional, legal and consulting fees to directors, partnerships and/or companies in which directors have a substantial interest	$95	$64	$195	$125

Contracted fill-finish services with Chesapeake Biological Laboratories Inc., a wholly owned subsidiary of Cangene Corporation	24	–	60	–

7.         Segmented information
Management has determined that the Company has one operating segment, which is biopharmaceuticals.  Revenue originating outside of Canada represents royalty revenues earned by the Company’s Irish subsidiary.  All of the Company’s capital assets are located in Canada.

The table below summarizes the Company’s segmented information:
	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Revenues originating outside of Canada	$123	$139	$232	$270
Percentage of total revenue represented by one customer	14%	18%	12%	19%
Percentage of total accounts receivable represented by one customer	25%	7%	25%	7%

The percentage of total accounts receivable represented by one customer as at July 31, 2008 was 18%.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

8.         Contingent liability
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Consequently, no amounts have been accrued in these financial statements relating to this indemnification.

9.         Capital risk management
The Company’s main objectives when managing capital are to ensure the Company has the ability to advance its research and development programs, complete its’ clinical trials and meet its ongoing operating expenditures while maintaining a flexible capital structure.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.  The Company’s objectives in managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures.  The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

In the management of capital, the Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, cash reserves and expected cash from operations will be sufficient to meet anticipated cash needs for working capital and capital expenditures for the next twelve months.

10.         Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(a)  Market risk:
(i)	Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar.  Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company also receives a revenues stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars.  The Company has generally maintained minimal cash balances denominated in U.S. dollars due to Canadian dollar’s rapid appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars.  As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars.  The Company is currently assessing its objectives, as it relates to U.S. denominated foreign exchange transactions, in light of the recent and rapid appreciation of the U.S. dollar against the Canadian dollar and other world currencies.

Balances in foreign currencies at January 31, 2009 are as follows:

	Euro	U.S.	Pound
	Dollars	Dollars	Sterling
Cash and cash equivalents	2,141	28	–
Accounts receivable	96	–	–
Accounts payable and accrued liabilities	457	61	26

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

(ii)	Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes.  The Company does not use derivative instruments to reduce it’s exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis.  The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers’ Acceptances.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

(b)  Credit risk:
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The carrying value amount of financial assets recorded in the Company’s unaudited interim consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.  Accounts receivable are net of allowance for doubtful accounts of $17,000 at January 31, 2009 (July 31, 2008 – $18,000).  The Company’s does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

(c)  Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operation and anticipated investing and financing activities.  In addition, management actively reviews and approves planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at January 31, 2009:

	Carrying Amount	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$2,164	$2,140	$24

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

11.         Subsequent event:

On March 12, 2009, the Company announced that its registration statement on Form 20-F had been declared effective by the U.S. Securities and Exchange Commission (“SEC”), with the result that Helix’s common shares are now registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

12.         Comparative figures:

The unaudited interim consolidated financial statements for the three and six months ended January 31, 2008 have been reclassified from statements previously presented to conform to the presentation of the current period’s unaudited interim consolidated financial statements.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

13.         Differences between generally accepted accounting principles in Canada and the USA:

The unaudited interim consolidated financial statements as at and for the three and six month periods ended January 31, 2009 and 2008 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's consolidated statements of operations and deficit and consolidated balance sheets.

(a)  Consolidated statements of operations, deficit and comprehensive income (loss):

	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Loss per Canadian GAAP	$(4,252)	$(1,526)	$(6,573)	$(3,170)
Loss per United States GAAP	$(4,252)	$(1,526)	$(6,573)	$(3,170)
Comprehensive income (loss) in accordance with US GAAP	$(4,271)	$(1,543)	$(6,652)	$(3,171)
Basic and diluted loss per common share under United States GAAP	(0.08)	(0.04)	(0.13)	(0.08)
Weighted average number of common shares under United States GAAP	53,157,335	41,027,944	50,847,074	38,681,639

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.  There were no reconciling differences between Canadian GAAP and U.S. GAAP for the three and six month periods ended January 31, 2009 and 2008.

(b)  Consolidated balance sheets:

	As at January 31, 2009		As at July 31, 2008
	Canada	United States	Canada	United States
Shareholders’ equity:
Stock options (iv), (v)	3,164	1,944	3,231	1,761
Contributed Surplus (iv), (v)	4,623	4,373	3,925	3,925
Deficit, end of period (i), (ii), (iii), (iv), (v)	65,265	63,795	58,692	57,222

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Comprehensive Income
Under Canadian GAAP, comprehensive income, which consists of net income and other comprehensive income (“OCI”) represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments, if any. Under Canadian GAAP this rule became effective August 1, 2007, for the Company’s fiscal year ending July 31, 2008, whereas under United States GAAP, this accounting principle has been in effect for fiscal years ending after December, 15, 1998.  The Company, under Canadian GAAP recorded available-for-sale investments at cost, but under United States GAAP adjusted the available-for-sale investments at fair value with changes in fair value recorded as other comprehensive income, net of income taxes.

(i)  Acquired technology:
Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.  As at July 31, 2008 the acquired technology was fully written down and therefore no differences exist between in Canadian and U.S. GAAP for the three and six month periods ended January 31, 2009 and 2008.

(ii)  Income taxes:
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  No differences therefore exist between Canadian and U.S. GAAP.  The Company has recorded $nil in investment tax credits for the three and six month periods ended January 31, 2009 and 2008.

(iii)  Stock-based compensation to non-employees:
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, granted to non-employees on or after August 1, 2003 at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). There was no impact on the accounting for stock-based awards issued to non- employees in exchange for services as a result of this change.

The Company had not issued any options to non-employees as at August 1, 2003.  There exists no difference between Canadian and United States GAAP for the fair value of options granted to non-employees after August 1, 2003.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iv)	Stock-based compensation to employees:
Under Canadian GAAP, effective August 1, 2003, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. Some of the Company's awards have vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.  There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance based options granted to employees prior to August 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.  The Company’s estimate of forfeitures at the time of granting was nil under U.S. GAAP.

The Company granted 2,070,000 stock option in the three month period ended January 31, 2009,  The Company’s estimate of forfeitures at the time of grant was nil under U.S. GAAP.

The following table represents the allocation of stock-based compensation expense:
	For the three months ended January 31		For the six months ended January 31
	2009	2008	2009	2008
Research and Development	$247	$–	$247	$–
Operating, general and administration	384	12	384	24
	$631	$12	$631	$24

(c)	Changes in accounting policy:
(i)	Fair value measurements:
In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically August 1, 2008 for the Company.  The adoption of SFAS 157 did not have any impact on the Company’s interim consolidated financial statements.

(ii)	Fair value options:
In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically August 1, 2008 for the Company.  The adoption of SFAS 159 did not have any impact on the Company’s interim consolidated financial statements.

Helix BioPharma Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(iii)	Accounting for advanced payments and development activities:
In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. This issue will be effective for fiscal years beginning after December 15, 2007, specifically August 1, 2008 for the Company.  The adoption of EITF07-3 did not have any impact on the Company’s interim consolidated financial statements.

(d)	Recent accounting pronouncements issued and not yet adopted:
(i) In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. This issue will be effective for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company.  The Company is currently evaluating the potential impact, if any, of EITF 07-1, on the Company’s consolidated financial position, results of operations and cash flows.
(ii) FASB statement No. 141, Business Combinations (revised 2007) (“SFAS 141”), requires the use of fair value accounting for business combinations.  Equity securities issued as consideration in a business combination will re recorded at fair value as of the acquisition date as opposed to the date when the terms of the business combination has been agrees to an announces.  In addition, transaction costs must be expensed under the new standard.  The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and for interim periods within those fiscal years.  Specifically August 1, 2009 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141, on the Company’s consolidated financial position, results of operations and cash flows.
(iii) FASB statement No. 160, Non controlling Interests in Consolidated Financial Statements - an Amendment of ACB No. 51 (“FASB 160”).  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standard requirements.  The new statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and for interim periods within those fiscal years. Specifically August 1, 2009 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160, on the consolidated financial position, results of operations and cash flows.
(iv) FASB statement No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”) amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  The intention is to provide an enhanced understanding of how and why an entity uses derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.  The Company is required to adopt the provisions of SFAS 161 for fiscal years beginning after November 15, 2008, specifically August 1, 2009 for the Company.    The Company is currently assessing the impact of SFAS 161, on the Company’s consolidated financial position, results of operations and cash flows.
(v) In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own for the purposes of determining whether the scope exception described in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 13”) can be applied.  The Company is required to adopt the provisions of EITF 07-5 for fiscal years beginning after December 15, 2008, specifically August 1, 2009 for the Company.    At present, the adoption of EITF 07-5 would have no impact on the Company’s interim consolidated financial statements.